UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Harbor Custom Development, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

41150T108

(CUSIP Number)

Sterling Griffin

11505 Burnham Drive, Suite 301

Gig Harbor, Washington 98332

(253) 649-0636

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 41150T108	SCHEDULE 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sterling Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,741,207
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,741,207
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,741,207
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 41150T108	SCHEDULE 13G	Page 3 of 5

Item 1(a)	Name of Issuer:

Harbor Custom Development, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

11505 Burnham Drive, Suite 301

Gig Harbor, Washington 98332

Item 2(a)	Name of Person Filing:

Sterling Griffin

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

11505 Burnham Drive, Suite 301

Gig Harbor, Washington 98332

Item 2(c)	Citizenship

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock, no par value

Item 2(e)	CUSIP Number:

41150T108

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: 2,741,207

(b)	Percent of class: 18.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,741,207

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,741,207

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP NO. 41150T108	SCHEDULE 13G	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable

CUSIP NO. 41150T108	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 26, 2021

By:	/s/ Sterling Griffin
Name:	Sterling Griffin